 Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

August 31, 2011

              NR 11-8

ANIMAS PLANS AN AGGRESSIVE PROGRAM IN Q4 AT SANTA GERTRUDIS

•

Commencement of a Pre-feasibility Study to preliminarily assess the economic viability of new gold production at Santa Gertrudis

•

Limited exploration drilling within the Cristina, Silicoso and Trinidad areas (Santa Gertrudis)

•

Continuing generation of new projects within the Sonora Gold Belt (Herradura-type gold systems)

•

Continue review of high quality acquisition targets / properties throughout Mexico

Animas Resources Ltd (TSX.V:ANI)  Animas Resources Ltd. plans to begin an aggressive exploration/pre-feasibility program at the Santa Gertrudis gold project in northern Mexico. This program will be financed by the $3.4 million financing announced with a strategic shareholder earlier today, and from cash on hand. The program will shift Animas from an exploration approach at Santa Gertrudis to moving the project towards gold production.

John R. Wilson, President of Animas Resources Ltd., commented: “Santa Gertrudis has two valid assets: near surface, potentially mineable gold resources and a new molybdenum discovery at El Tigre. Previously, exploration had been focused on discovering large deposits while knowing all along that the near surface gold resources offered a unique opportunity for relatively near-term gold production. We continue to look to acquire high quality targets that have large deposit potential that our exploration teams can quickly and efficiently identify and effectively test.”

Prefeasibility Study for gold production at Santa Gertrudis

The commencement of a major prefeasibility mining study at Santa Gertrudis, Mexico is in the planning stages and will begin in Q4, 2011.  The Santa Gertrudis gold project has a NI 43-101 compliant resource of 557,000 ounces announced on January 5, 2011 (see Table 1), and this study will begin an in depth evaluation of the economic viability of these resources. The program to complete the PFS will include infill drilling within the known resource areas, block modeling, engineering studies, metallurgical test work, and mine/plant design. Concurrently with the pre-feasibility program, the Company will conduct selective exploration drilling within the Silicoso, Cristina Deep, and Trinidad areas for the purpose of adding significant additional gold resources to the existing resource base in these areas.

Selective new project review program

Animas will also continue working on selective prospect and project review for gold, silver and copper projects within northern Mexico. This program has been ongoing for most of 2011, and it is primarily targeted at identifying new gold acquisition targets for the Company. This program is planned to be continued during the remainder of 2011, and the Company is optimistic that high quality gold projects can be identified and acquired.

Exploration programs

The Company will continue with reconnaissance exploration within the Sonora Gold Belt of western Sonora, Mexico (Arizona-Sonora Megashear).  This project also has been ongoing for most of 2011, and it is designed to identify early-stage, Herradura-type, orogenic gold prospects with the potential for 1MM+ ounces of gold.  Numerous prospects have been reviewed during this program, and one, highly prospective, covered gold target currently is being acquired.  Additional information on this project will be provided as it becomes available.

Ariel Copper Project

The Company will continue to look for JV/Option partners for the Ariel property near the very large Nacozari Cu-Mo porphyry deposit (Grupo Mexico). Teck Resources Ltd. has staked a large area of ground adjoining the Ariel property.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Roger C. Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“John R. Wilson”

_______________________

John R. Wilson, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected

Table 1 Inferred Resource Estimates for the Santa Gertrudis Project
Deposit	Cutoff (ppmAu)	Tonnes (1,000's)	Grade (ppm Au)	Contained Ounces Gold
Trinidad	0.30	1,100	1.69	59,900
Escondida	0.30	1,389	1.16	52,000
Greta	0.30	800	2.41	62,000
La Gloria	0.30	500	2.68	43,100
Tigre	0.30	350	1.94	21,900
Tracy	0.30	500	2.42	38,900
Dora	0.30	1,200	2.53	97,600
Mirador	0.30	520	1.80	30,100
Total O.R.E. Oct 2010 Estimates (1,2,3,4,5,6)	0.30	6,359	1.98	405,500
Cristina (MDA 2009) (1,5,7,8,9)	0.30	7,139	0.66	151,500
Project Total	0.30	13,498	1.28	557,000

1.

CIM definition standards were followed for the resource category estimates.

2.

The 2010 resource models by O.R.E. use inverse-distance-power (IDP) grade estimation within three-dimensional block models with mineralized envelopes defined by wire-framed solids.  Grade zones were defined using nearest-neighbor assignment. A block size of 2x2x2-meters was used for the block models.

3.

A total of 48,815.47 meters of drilling in 574 drill holes were used in the 2010 resource estimates by O.R.E.  The majority of the drilling is reverse circulation (RC) drilling.

4.

Dilution is included for a minimum mining width of 2.0 m in the 2010 estimates.  O.R.E. estimates for reserves will require additional dilution depending on the mining method and selectivity.

5.

Mineral Resources that are not mineral reserves do not have economic viability.

6.

Resources may contain sulfide material that may be significantly less economically viable than oxide material.

7.

The 2009 resource model for Cristina, (Ristorcelli, 2009) used IDP grade estimation within mineral zone outlines interpreted on N60°E looking cross-sections.  A block size of 6x6m horizontally and 3m vertically was used for the block model.

8.

A total 7,159 meters of drilling in 13 core holes and 58 RC holes were used for the Cristina estimate.

9.

Resource parameters/methodology are detailed in the previously released Animas NI 43-101 report on Santa Gertrudis (Ristorcelli, 2009).

10.

Additional drilling and geologic modeling will be necessary to upgrade these resources to the indicated or measured category.

Cutoff Grade & Metallurgy

The resource size is sensitive to an assumed cut-off grade, which is, in turn, very sensitive to metallurgical operating costs.  Cuff-off grades used in this study are reasonable given historic operating data and current market conditions.

Mineral Resources are not Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for minability, selectivity, mining loss and dilution.  These mineral resource estimates are inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Quality Assurance

The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations supplied by the Company to ORE and subsequently modified by O.R.E. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this news release.